FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CALLING

EXTRAORDINARY SHAREHOLDERS MEETING

By resolution of the Board of Directors, holders of Teléfonos de México, S.A.B de C.V. shares, are called for the Extraordinary Shareholders Meeting that will be held on December 21, 2007 at 10:30 a.m., at its headquarters located at Av. Parque Vía No. 190, Piso 14, Col. Cuauhtémoc, Mexico City, Mexico, to discuss the following issues:

AGENDA

  Presentation and, in its case, approval of a motion to carry out an escisión of Teléfonos de México, S.A.B. de C.V. ("Telmex" or the "Company"), in which a new Mexican corporation, independent of Telmex, will be established pursuant to article 228 of the Ley General de Sociedades Mercantiles (Mexican Corporations Law); to approve the basis and all necessary or appropriate acts, financial statements and documentation and resolutions related thereto.

  In its case, motion to amend Clause 6 of the Company's by-laws and resolutions related thereto.

  Presentation of the fiscal obligations compliance report for the year 2006 and resolutions related thereto.

  Agreements related to the implementation of resolutions adopted by the Shareholders' Meeting and resolutions related thereto.

In order to have the right to attend and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than December 20, 2007 by depositing their shares at the offices indicated below, or by rendering a document to the Company that proves that such shares were deposited with a Mexican or foreign banking institution, or with a Mexican broker. If shares are deposited with the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., admission cards will be issued against the delivery of the relevant records and, if applicable, upon completion of additional procedures required by law.

The information and related documents of each issue of the Agenda for the Shareholders' Meeting will be immediately available and free of charge to shareholders fifteen days prior to the Shareholders' Meeting. A designated representative may attend on behalf of a shareholder through an authorization letter in accordance with Clause 26 of the Company's bylaws. The shareholders' representatives will also be entitled to demonstrate that they are duly authorized to act on behalf of the shareholders by means of a form proxy prepared by the Company. This document will be available through brokers or the Company, fifteen days prior to the Shareholders' Meeting.

The admission cards, information documents and proxy materials mentioned above, will be available to shareholders or their certified representatives or brokers in the Company's headquarters located at Av. Parque Vía No. 198 2nd floor-202, Col. Cuauhtémoc, Delegación Cuauhtémoc, Mexico City, Mexico, Phone (52 (55) 52 22 58 54) during office hours on business days.

Mexico City, December 5, 2007

Sergio Medina Noriega

Secretary of the Board of Directors

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 4 , 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. - CALLING EXTRAORDINARY SHAREHOLDERS MEETING.